ทะเบียนเลขที่ บมจ. 53

File No. 82-3827



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810 / L.208 /2003

Finance Department
Tel. 0-2537-4509



03029396

August 6 , 2003

SUPPL

03 AUG 19 AM 7:21

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2002 which were allocated to PTTEP directors management and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants at the exercise price of Baht 111. The first exercise date was July 31, 2003.

Please be informed that on the first exercise date of July 31, 2003, a total of 451 people who are PTTEP directors, management, and employees exercised the warrants for total amount of 361,100 shares, resulting in the remaining outstanding warrants of 1,638,900 units, and the remaining shares reserved for the exercise of warrants of 1,638,900 shares, details as per attachment.

Yours sincerely,

Chitrapongse Kwangsukstith
President

dlw 8/20

Report on the exercising of warrants, in accordance with the announcement of Securities & Exchange Commission Kor Jor 12/1995 (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,000,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 2,000,000 shares

Exercise price 111 Baht/share

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2003. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The second 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The third 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The fourth 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

Date of submitting filing May 13, 2002

Effective date of filing July 30, 2002

Exercise date for this report July 31, 2003

Exercise price for this report 111 Baht/share

2. Exercise and Allotment

2.1 Exercise

	Director(s)	Management & Employee(s)	Sub-purchasing Person(s)	Total
Number of persons	3	448	-	451
Number of warrants	5,100	356,000	-	361,100
Number of shares allotted for the exercise of warrants	5,100	356,000	-	361,100
Percentage of total shares allotted for the exercise of warrants	0.26	17.80	-	18.06

2.2 Allotment

	Director(s)	Management & Employee(s)	Sub-purchasing Person(s)	Total
Number of persons	3	448	-	451
Number of warrants	5,100	356,000	-	361,100
Number of shares allotted for the exercise of warrants	5,100	356,000	-	361,100
Percentage of total shares allotted for the exercise of warrants	0.26	17.80	-	18.06

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

361,100 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

361,100 shares

3.6 The remaining units of unconverted warrants

1,638,900 units

3.7. The remaining number of reserved shares for the exercise of warrants

1,638,900 shares

It is certified that the information in this report is true and accurate.



(Chitrapongse Kwangsukstith)

President